UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

BANKRATE, INC.
(Name of Subject Company—(Issuer))

BEN MERGER SUB, INC.
(Names of Filing Persons—(Offeror))
BEN HOLDINGS, INC.
(Names of Filing Persons—(Offeror))
Ben Holding S.à.r.l.
Apax US VII, L.P.
Apax Europe VII-A, L.P.
Apax Europe VII-B, L.P.
Apax Europe VII-1, L.P.
Apax US VII GP, L.P.
Apax US VII GP, Ltd.
Apax Europe VII GP L.P. Inc.
Apax Europe VII GP Co. Limited
Apax Partners Europe Managers Limited
(Names of Filing Persons—(Other Person(s)))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

06646V108
(CUSIP Number of Class of Securities)

Mitch Truwit
c/o BEN Holdings, Inc.
601 Lexington Avenue, 53rd Floor
New York, New York 10022
Telephone: (212) 646-7242
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Joshua N. Korff, Esq.
Susan J. Zachman, Esq.
Christopher A. Kitchen, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Telephone: (212) 446-4800
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$585,692,014	$32,682

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 19,148,003 shares of common stock, par value $0.01 per share, at $28.50 per share. The transaction value also includes the offer price of $28.50 multiplied by 1,402,594, the estimated number of options to purchase shares that are currently outstanding and exercisable upon expiration of the offer.

**	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2009 issued by the SEC, effective March 11, 2009, by multiplying the Transaction Value by 0.00005580.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Filing Party:

Form or Registration No.:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 11, 2009, amends and supplements the Schedule TO filed with the SEC on July 28, 2009, and was filed by BEN Merger Sub, Inc. (“Purchaser”), BEN Holdings, Inc. (“Parent”), Ben Holding S.à.r.l., Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., Apax US VII GP, L.P., Apax US VII GP, Ltd., Apax Europe VII GP L.P. Inc., Apax Europe VII GP Co. Limited and Apax Partners Europe Managers Limited. This Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $0.01 per share, of Bankrate, Inc., a Florida corporation (“Bankrate”) at a purchase price of $28.50 per share, net to the seller in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).
Item 1: Summary Term Sheet
Regulation M-A Item 1001
The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated by reference.
Item 2: Subject Company Information
Regulation M-A Item 1002
(a)	Name and Address. The name of the subject company, and the address and telephone number of its principal executive offices are as follows:
Bankrate, Inc. 11760 U.S. Highway One, Suite 200 North Palm Beach, Florida 33408 (561) 630-2400
(b)	Securities. The class of securities to which this Schedule TO relates is the common stock, par value $0.01 per share of Bankrate, of which 19,148,003 shares were issued and outstanding as of July 27, 2009, of which 262,499 were restricted shares.

(c)	Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Bankrate Shares; Dividends on Bankrate Shares”) of the Offer to Purchase is incorporated herein by reference.
Item 3: Identity and Background of Filing Person
Regulation M-A Item 1003
(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions, together with Schedule A attached thereto, is incorporated herein by reference:

SUMMARY TERM SHEET THE TENDER OFFER—Section 10 (“Certain Information Concerning Purchaser and Parent”)
Item 4: Terms of the Transaction
Regulation M-A Item 1004
(a)	Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference
Item 5: Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005
(a)	Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS—Section 1 (“Background of the Offer”)
SPECIAL FACTORS—Section 10 (“Interests of Bankrate’s Directors and Executive
Officers in the Offer and the Merger”)
SPECIAL FACTORS—Section 11 (“Certain Relationships Between Parent or Purchaser and
Bankrate”)

(b)	Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET SPECIAL FACTORS—Section 1 (“Background of the Offer”) SPECIAL FACTORS—Section 10 (“Interests of Bankrate’s Directors and Executive Officers in the Offer and the Merger”)
Item 6: Purposes of the Transaction and Plans or Proposals
Regulation M-A Item 1006
(a)	Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SPECIAL FACTORS—Section 6 (“Purposes and Reasons of Parent,
Purchaser, the Apax VII Funds and the Other Apax Entities”)
SPECIAL FACTORS—Section 9 (“Purposes, Reasons and Plans for
Bankrate after the Merger”)

(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET SPECIAL FACTORS—Section 1 (“Background of the Offer”) SPECIAL FACTORS—Section 8 (“Certain Effects of the Offer and the Merger”)

SPECIAL FACTORS—Section 9 (“Purposes, Reasons and Plans for
Bankrate after the Merger”)
SPECIAL FACTORS—Section 10 (“Interests of Bankrate’s Directors and
Executive Officers in the Offer and the Merger”)
SPECIAL FACTORS—Section 11 (“Certain Relationships Between Parent or
Purchaser and Bankrate”)
SPECIAL FACTORS—Section 13 (“The Merger Agreement”)
THE TENDER OFFER—Section 11 (“Source and Amount of Funds”)
THE TENDER OFFER—Section 13 (“Dividends and Distributions”)
          The Agreement and Plan of Merger, dated July 22, 2009, by and among Bankrate, Inc., BEN Holdings, Inc. and BEN Merger Sub, Inc. is herein incorporated by reference to Exhibit (d)(1) filed herewith.
Item 7: Source and Amount of Funds or Other Consideration
Regulation M-A Item 1007
(b)	Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS—Section 1 (“Background of the Offer”)
SPECIAL FACTORS—Section 13 (“The Merger Agreement”)
THE TENDER OFFER—Section 11 (“Source and Amount of Funds”)
THE TENDER OFFER—Section 12 (“Conditions to the Offer”)
THE TENDER OFFER—Section 15 (“Fees and Expenses”)
          The Agreement and Plan of Merger, dated July 22, 2009, by and among Bankrate, Inc., BEN Holdings, Inc. and BEN Merger Sub, Inc. is herein incorporated by reference to Exhibit (d)(1) filed herewith.
(c)	Conditions. The Offer is not subject to any financing conditions.
          The Agreement and Plan of Merger, dated July 22, 2009, by and among Bankrate, Inc., BEN Holdings, Inc. and BEN Merger Sub, Inc. is herein incorporated by reference to Exhibit (d)(1) filed herewith.
(d)	Borrowed Funds. Not applicable.
Item 8: Interest in Securities of the Subject Company
Regulation M-A Item 1008
(a)	Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS—Section 10 (“Interests of Bankrate’s Directors and
Executive Officers in the Offer and the Merger”)
SPECIAL FACTORS—Section 12 (“Security Ownership of Certain Beneficial
Owners and Management”)

THE TENDER OFFER—Section 10 (“Certain Information Concerning Purchaser and Parent”)
(b)	Securities Transactions. None.
Item 9: Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009
(c)	Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS—Section 1 (“Background of the Offer”)
SPECIAL FACTORS—Section 2 (“The Support Agreements”)
SPECIAL FACTORS—Section 3 (“Position of Bankrate Regarding the Fairness of the
Offer and the Merger”)
SPECIAL FACTORS—Section 4 (“Position of the Disinterested Directors Regarding the
Fairness of the Offer and the Merger”)
SPECIAL FACTORS—Section 5 (“Position of the Support Executives as to Fairness”)
SPECIAL FACTORS—Section 10 (“Interests of Bankrate’s Directors and
Executive Officers in the Offer and the Merger”)
THE TENDER OFFER—Section 3 (“Procedures for Tendering Bankrate Shares”)
THE TENDER OFFER—Section 15 (“Fees and Expenses”)
Item 10. Financial Statements
Regulation M-A Item 1010
Not Applicable.
Item 11: Additional Information
Regulation M-A Item 1011
(a)	Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS—Section 1 (“Background of the Offer”)
SPECIAL FACTORS—Section 2 (“The Support Agreements”)
SPECIAL FACTORS—Section 8 (“Certain Effects of the Offer and the Merger”)
SPECIAL FACTORS—Section 9 (“Purposes, Reasons and Plans for Bankrate after the
Merger”)
SPECIAL FACTORS—Section 10 (“Interests of Bankrate’s Directors and Executive
Officers in the Offer and the Merger”)
SPECIAL FACTORS—Section 13 (“The Merger Agreement”)
THE TENDER OFFER—Section 8 (“Possible Effects of the Offer on the Market for the
Bankrate Shares; Stock Exchange Listing(s); Registration under the Exchange Act;
Margin Regulations”)
THE TENDER OFFER—Section 10 (“Certain Information Concerning Purchaser and Parent”)

THE TENDER OFFER—Section 14 (“Certain Legal Matters; Regulatory Approvals”)
(b)	Other Material Information. The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12. Exhibits
Regulation M-A Item 1016

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated July 28, 2009 as revised on August 11, 2009.

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks.*

(a)(1)(F)	Text of press release, dated July 28, 2009, concerning the Offer.*

(a)(1)(G)	Summary Advertisement as published on July 28, 2009.*

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009, as amended by Amendment No. 1 and No. 2, which is incorporated by reference herein.

(a)(5)(1)	Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned Pfeiffer v. Evans, et al., case No. 2009-CA-025137-xxxx-MB (incorporated by reference to Exhibit (a)(4) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(a)(5)(2)	Amended Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned Bloch v. Bankrate, Inc., et al., case No. 2009-CA-025312-xxxx-MB (incorporated by reference to Exhibit (a)(5) of Amendment No. 1 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 3, 2009).

(a)(5)(3)	Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned KBC Asset Management N.V. v. Bankrate, Inc., et al., case No. 2009-CA-025313-xxxx-MB (incorporated by reference to Exhibit (a)(6) of Amendment No. 1 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 3, 2009).

(a)(5)(4)	Complaint filed in the United States District Court for the Southern District of Florida, captioned Novick v. Bankrate, Inc. et al., case No. 09-81138-Civ (incorporated by reference to Exhibit (a)(7) of Amendment No. 2 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 11, 2009.

(b)	None.

(d)(1)	Agreement and Plan of Merger among BEN Holdings, Inc., BEN Merger Sub, Inc. and Bankrate, Inc., dated as of July 22, 2009.*

(d)(2)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Thomas R. Evans (incorporated by reference to exhibit (e)(7) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(3)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Peter Christopher Morse; Martha F. Morse, Martha F. Morse Revocable Trust; Peter C. Morse 2008 Annuity Trust; Peter C. Morse 2007 Annuity Trust; Peter C. Morse Remainder Trust FBO Clay P. Morse; Peter C. Morse Remainder Trust FBO Kate M. Frantz; and Peter C. Morse Remainder Trust FBO Lisa D. Morse (incorporated by reference to exhibit (e)(8) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(4)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Robert P. O’Block (incorporated by reference to exhibit (e)(9) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(5)	Form of Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc., and each of Edward J. DiMaria, Daniel P. Hoogterp, Steven L. Horowitz, Michael Ricciardelli, Donaldson M. Ross and Bruce J. Zanca (incorporated by reference to exhibit (e)(6) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(6)	Limited Guarantee, dated as of July 22, 2009 (incorporated by reference to Exhibit 2.4 filed with a Current Report on Form 8-K/A, dated July 23, 2009, filed by Bankrate, Inc.).*

(d)(7)	Commitment Letter, dated as of July 22, 2009, by Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., and Apax US VII, L.P. (incorporated by reference to Exhibit 2.2 filed with a Current Report on Form 8-K/A, dated July 23, 2009, filed by Bankrate, Inc.).*

Exhibit No.

(d)(8)	Commitment Letter, dated as of July 22, 2009, by Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P. and Apax US VII, L.P. (incorporated by reference to Exhibit 2.3 filed with a Current Report on Form 8-K/A, dated July 23, 2009, filed by Bankrate, Inc.).*

(g)	None.

(h)	None.

*   Previously filed

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

BEN MERGER SUB, INC.
By:	/s/ Christian Stahl
	Name:	Christian Stahl
	Title:	Director, Vice President, Secretary

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

BEN HOLDINGS, INC.
By:	/s/ Mitch Truwit
	Name:	Mitch Truwit
	Title:	Director, Vice President, Assistant Secretary

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

BEN HOLDING S.À.R.L.
By:	/s/ Andrew Guille
	Name:	Andrew Guille
	Title:	Class B Director

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

APAX US VII, L.P. By: Apax US VII GP, L.P. Its: General Partner By: Apax US VII GP, Ltd. Its: General Partner

By:	/s/ Christian Stahl
	Name:	Christian Stahl
	Title:	Vice President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

APAX EUROPE VII-A, L.P. By: Apax Europe VII GP L.P. Inc. Its: General Partner By: Apax Europe VII GP Co. Limited Its: General Partner

By:	/s/ Andrew Guille
	Name:	Andrew Guille
	Title:	Director

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

APAX EUROPE VII-B, L.P. By: Apax Europe VII GP L.P. Inc. Its: General Partner By: Apax Europe VII GP Co. Limited Its: General Partner

By:	/s/ Andrew Guille
	Name:	Andrew Guille
	Title:	Director

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

APAX EUROPE VII-1, L.P. By: Apax Europe VII GP L.P. Inc. Its: General Partner By: Apax Europe VII GP Co. Limited Its: General Partner

By:	/s/ Andrew Guille
	Name:	Andrew Guille
	Title:	Director

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

APAX US VII GP, L.P. By: Apax US VII GP, Ltd. Its: General Partner

By:	/s/ Christian Stahl
	Name:	Christian Stahl
	Title:	Vice President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

APAX US VII GP, LTD.
By:	/s/ Christian Stahl
	Name:	Christian Stahl
	Title:	Vice President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

APAX EUROPE VII GP L.P. INC. By: Apax Europe VII GP Co. Limited Its: General Partner

By:	/s/ Andrew Guille
	Name:	Andrew Guille
	Title:	Director

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

APAX EUROPE VII GP CO. LIMITED
By:	/s/ Andrew Guille
	Name:	Andrew Guille
	Title:	Director

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

APAX PARTNERS EUROPE MANAGERS LIMITED
By:	/s/ Paul Fitzsimons
Name: Paul Fitzsimons
Title: Director

By:	/s/ Andrew Sillitoe
Name: Andrew Sillitoe
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated July 28, 2009 as revised on August 11, 2009.

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks.*

(a)(1)(F)	Text of press release, dated July 28, 2009, concerning the Offer.*

(a)(1)(G)	Summary Advertisement as published on July 28, 2009.*

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009, as amended by Amendment No. 1 and No. 2, which is incorporated by reference herein.

(a)(5)(1)	Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned Pfeiffer v. Evans, et al., case No. 2009-CA-025137-xxxx-MB (incorporated by reference to Exhibit (a)(4) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(a)(5)(2)	Amended Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned Bloch v. Bankrate, Inc., et al., case No. 2009-CA-025312-xxxx-MB (incorporated by reference to Exhibit (a)(5) of Amendment No. 1 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 3, 2009).

(a)(5)(3)	Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned KBC Asset Management N.V. v. Bankrate, Inc., et al., case No. 2009-CA-025313-xxxx-MB (incorporated by reference to Exhibit (a)(6) of Amendment No. 1 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 3, 2009).

(a)(5)(4)	Complaint filed in the United States District Court for the Southern District of Florida, captioned Novick v. Bankrate, Inc. et al., case No. 09-81138-Civ (incorporated by reference to Exhibit (a)(7) of Amendment No. 2 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 11, 2009.

(b)	None.

(c)(1)	Opinion of Allen & Company LLC, dated July 22, 2009 (incorporated by reference to Annex B of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(c)(2)	Presentation of Allen & Company LLC, dated July 22, 2009 (incorporated by reference to Exhibit (c)(2) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(c)(3)	Opinion of Needham & Company LLC, dated July 22, 2009 (incorporated by reference to Annex C of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(c)(4)	Presentation of Needham & Company LLC, dated July 22, 2009 (incorporated by reference to Exhibit (c)(4) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(1)	Agreement and Plan of Merger among BEN Holdings, Inc., BEN Merger Sub, Inc. and Bankrate, Inc., dated as of July 22, 2009.*

(d)(2)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Thomas R. Evans (incorporated by reference to exhibit (e)(7) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(3)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Peter Christopher Morse; Martha F. Morse, Martha F. Morse Revocable Trust; Peter C. Morse 2008 Annuity Trust; Peter C. Morse 2007 Annuity Trust; Peter C. Morse Remainder Trust FBO Clay P. Morse; Peter C. Morse Remainder Trust FBO Kate M. Frantz; and Peter C. Morse Remainder Trust FBO Lisa D. Morse (incorporated by reference to exhibit (e)(8) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(4)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Robert P. O’Block (incorporated by reference to exhibit (e)(9) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

Exhibit No.

(d)(5)	Form of Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc., and each of Edward J. DiMaria, Daniel P. Hoogterp, Steven L. Horowitz, Michael Ricciardelli, Donaldson M. Ross and Bruce J. Zanca (incorporated by reference to exhibit (e)(6) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(6)	Limited Guarantee, dated as of July 22, 2009 (incorporated by reference to Exhibit 2.4 filed with a Current Report on Form 8-K/A, dated July 23, 2009, filed by Bankrate, Inc.).*

(d)(7)	Commitment Letter, dated as of July 22, 2009, by Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., and Apax US VII, L.P. (incorporated by reference to Exhibit 2.2 filed with a Current Report on Form 8-K/A, dated July 23, 2009, filed by Bankrate, Inc.).*

(d)(8)	Commitment Letter, dated as of July 22, 2009, by Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., and Apax US VII, L.P. (incorporated by reference to Exhibit 2.3 filed with a Current Report on Form 8-K/A, dated July 23, 2009, filed by Bankrate, Inc.).*

(f)	Statement of Appraisal Rights.*

(g)	None.

(h)	None.

*	Previously filed